                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                       ---------------------------------
                               (Amendment No. 18)

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                       ---------------------------------
                                (Name of Issuer)

                    Common Stock, 0.005 rubles nominal value
                       ---------------------------------
                         (Title of Class of Securities)

                                   68370R 10 9
                       ---------------------------------
                                 (CUSIP Number)

                               Bjorn Hogstad, Esq.
                                   Telenor ASA
                                 Snaroyveien 30
                             N-1331 Fornebu, Norway
                                  47-97-77-8806
                       ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2004
                      --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

                                    Copy to:

                            Peter S. O'Driscoll, Esq.
                              Coudert Brothers LLP
                                60 Cannon Street
                                 London EC4N 6JP
                                     England
                                 44-207-248-3000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 68370R 10 9
--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Telenor East Invest AS
               000-00-0000
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
               (SEE INSTRUCTIONS)
                                                                     (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY

--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                 7.         SOLE VOTING POWER

                            11,689,713
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8.         SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 -0-
     EACH        ---------------------------------------------------------------
  REPORTING      9.         SOLE DISPOSITIVE POWER
 PERSON WITH
                            11,689,713
                 ---------------------------------------------------------------
                 10.        SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,689,713
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
               (SEE INSTRUCTIONS)                                    [_]

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 68370R 10 9
--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telenor Mobile Holding AS
               000-00-0000
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
               (SEE INSTRUCTIONS)
                                                                     (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY


--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [_]
               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                 7.         SOLE VOTING POWER

                            11,689,713(1)
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8.         SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 -0-
     EACH        ---------------------------------------------------------------
  REPORTING      9.         SOLE DISPOSITIVE POWER
 PERSON WITH
                            11,689,713(1)
                 ---------------------------------------------------------------
                 10.        SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,689,713 (1)
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
               (SEE INSTRUCTIONS)                                          [_]

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

1 The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

CUSIP No. 68370R 10 9
--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
               Telenor ASA
               000-00-0000
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]
               (SEE INSTRUCTIONS)
                                                                       (b) [_]

--------------------------------------------------------------------------------
3.             SEC USE ONLY


--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS (SEE INSTRUCTIONS)

               AF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
               N/A
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Norway
--------------------------------------------------------------------------------
                 7.         SOLE VOTING POWER

                            11,689,713(2)
  NUMBER OF      ---------------------------------------------------------------
    SHARES       8.         SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                 -0-
     EACH        ---------------------------------------------------------------
  REPORTING      9.         SOLE DISPOSITIVE POWER
 PERSON WITH
                            11,689,713(2)
                 ---------------------------------------------------------------
                 10.        SHARED DISPOSITIVE POWER

                            -0-
--------------------------------------------------------------------------------
11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,689,713(2)
--------------------------------------------------------------------------------
12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [_]
               (SEE INSTRUCTIONS)

               The aggregate amount reported as beneficially owned in row (11) does not include shares which the Reporting Person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------
13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               28.98% of the outstanding Common Stock (25% plus 13 shares of the outstanding voting capital stock)
--------------------------------------------------------------------------------
14.            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
--------------------------------------------------------------------------------

 2  The Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

ITEM 1.                    SECURITY AND ISSUER

      The statement on Schedule 13D relating to the common stock, 0.005 rubles nominal value (the "Common Stock"), of Open Joint Stock Company "Vimpel-Communications," a Russian open joint stock company ("VimpelCom"), as previously jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (as amended by Amendment Nos. 1 through 17, the "Statement"), is hereby amended and supplemented with respect to the items set forth below.

      Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

ITEM 2.                    IDENTITY AND BACKGROUND

      This amendment to the Statement on Schedule 13D is being jointly filed by Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA (collectively, the "Reporting Persons").

      TELENOR EAST INVEST AS

      (a) Telenor East Invest AS, a corporation formed under the laws of Norway.

      (b)   Snaroyveien 30
            N - 1331 Fornebu
            Norway

      (c) Telenor East Invest AS is engaged principally in the business of investing in the telecommunications industry outside of Norway.

      (d) During the last five years, Telenor East Invest AS has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor East Invest AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS

      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor East Invest AS. Except as otherwise indicated, the business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snaroyveien 30, N-1331 Fornebu, Norway.

      DIRECTORS OF TELENOR EAST INVEST AS

Name and Business Address               Citizenship             Present Principal Occupation
-------------------------               -----------             ----------------------------
Fridtjof Rusten                         Norway                  Senior Business Manager of Telenor ASA;
(Oslo, Norway)                                                  Chairman of the Board of Telenor East Invest
                                                                AS

Henrik Eidemar Torgersen                Norway                  Executive Vice President of Telenor ASA
(Oslo, Norway)

Gunn Margrethe Logith                   Norway                  Senior Business Manager of Telenor ASA
Ringoen
(Oslo, Norway)

      EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Business Address              Citizenship             Present Principal Occupation
-------------------------              -----------             ----------------------------
Inger Petrine Nilsen                   Norway                  Senior Business Manager of Telenor ASA and
(Oslo, Norway)                                                 President of Telenor East Invest AS

      (d) During the last five years, none of the above executive officers and directors of Telenor East Invest AS has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above executive officers and directors of Telenor East Invest AS was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      TELENOR MOBILE HOLDING AS

      (a) Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

      (b)   Snaroyveien 30
            N - 1331 Fornebu
            Norway

      (c) Telenor Mobile Holding AS is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

      (d) During the last five years, Telenor Mobile Holding AS has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor Mobile Holding AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding AS. The address of the directors and executive officers is Telenor Mobile Holding AS, c/o Telenor ASA, Snaroyveien 30, N - 1331 Fornebu, Norway.


      DIRECTORS OF TELENOR MOBILE HOLDING AS


Name and Business                     Citizenship                         Present Principal
Address                                                                   Occupation
-------                               -----------                         ----------
Jon Fredrik Baksaas                   Norway                              President and Chief Executive
(Sandvika, Norway)                                                        Officer of Telenor ASA and
                                                                          Chairman of the Board of Telenor
                                                                          Mobile Holding AS

Torstein Moland                       Norway                              Senior Executive Vice President
(Lier, Norway)                                                            and Chief Financial Officer of
                                                                          Telenor ASA

Jan Edvard Thygesen                   Norway                              Executive Vice President of
(Nesbru, Norway)                                                          Telenor ASA and Chief Executive
                                                                          Officer of Telenor Nordic Mobile

Name and Business                     Citizenship                         Present Principal
Address                               -----------                         Occupation
-------                                                                   ----------
Berit Svendsen                        Norway                              Executive Vice President of
(Oslo, Norway)                                                            Telenor ASA and Chief Technical
                                                                          Officer of Telenor ASA

Morten Fallstein                      Norway                              Employee Representative
(Oslo, Norway)

Tore Haugland                         Norway                              Employee Representative
(Bergen, Norway)

Arnhild Londal                        Norway                              Employee Representative
(Oslo, Norway)

Morten Lundal                         Norway                              Chief Executive Officer of
(Oslo, Norway)                                                            DiGi.Com Bhd.

      EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Business                     Citizenship             Present Principal Occupation
Address                               -----------             -----------------------------
-------
Arve Johansen                         Norway                  Senior Executive Vice President of Telenor
(Oslo, Norway)                                                ASA and Chief Executive Officer of Telenor
                                                              Mobile Holding AS
Jon Fredrik Baksaas
(Sandvika, Norway)                    Norway                  President and Chief Executive Officer of
                                                              Telenor ASA and Chairman of the Board of
                                                              Telenor Mobile Holding AS

      (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      TELENOR ASA

      (a)   Telenor ASA, a corporation formed under the laws of Norway.

      (b)   Snaroyveien 30
            N - 1331 Fornebu
            Norway

      (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

      (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

      (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

      (a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor ASA. Except as otherwise indicated, the business address of each of such persons is c/o Telenor ASA, Snaroyveien 30, N - 1331 Fornebu, Norway.


      DIRECTORS OF TELENOR ASA

Name and Business Address                Citizenship          Present Principal Occupation
-------------------------                -----------          -----------------------------
Torleif Enger                            Norway               Chief Executive Officer of Yara International
(Oslo, Norway)                                                ASA; Chairman of the Board of Telenor ASA

Bjorg Ven                                Norway               Partner, Haavind Vislie Law Firm, Chairman of
(Oslo, Norway)                                                the Board of the National Insurance Fund and
                                                              Gjensidige NOR Spareforsikring; Deputy
                                                              Chairman of the Board of Telenor ASA

Hanne de Mora                            Switzerland          Principal of A-Connect
(Erlenbach, Switzerland)

Name and Business Address                Citizenship          Present Principal Occupation
-------------------------                -----------          -----------------------------
Jorgen Lindegaard                        Sweden               President and Chief Executive Officer of the
(Stockholm, Sweden)                                           SAS Group, Member of the Boards of
                                                              Finansieringsinstituttet for Industri og
                                                              Haandvaerk AS and Superfos AS

John Giverholt                           Norway               Chief Financial Officer of Ferd AS
(Oslo, Norway)

Liselott Kilaas                          Norway               Head of Business Area Communication and
(Oslo, Norway)                                                Security Systems of ZENITEL Norway AS

Per Gunnar Salomonsen                    Norway               Employee Representative
(Skien, Norway)

Harald Stavn                             Norway               Employee Representative
(Kongsberg, Norway)

Irma Ruth Tystad                         Norway               Employee Representative
(Trysil, Norway)


      EXECUTIVE OFFICERS OF TELENOR ASA


Name and Business Address                Citizenship          Present Principal Occupation
-------------------------                -----------          -----------------------------
Jon Fredrik Baksaas                      Norway               President and Chief Executive Officer of
(Sandvika, Norway)                                            Telenor ASA and Chairman of the Board of
                                                              Telenor Mobile Holding AS

Arve Johansen                            Norway               Senior Executive Vice President and Chief
(Oslo, Norway)                                                Executive Officer of Telenor Mobile Holding AS

Torstein Moland                          Norway               Senior Executive Vice President and Chief
(Lier, Norway)                                                Financial Officer of Telenor ASA

Jan Edvard Thygesen                      Norway               Executive Vice President of Telenor ASA and
(Nesbru, Norway)                                              Chief Executive Officer of Telenor Nordic
                                                              Mobile

Name and Business Address                Citizenship          Present Principal Occupation
-------------------------                -----------          -----------------------------
Stig Eide Sivertsen                      Norway               Executive Vice President of Telenor ASA and
(Oslo, Norway)                                                Chairman of the Board of Telenor Broadband
                                                              Services AS

Morten Karlsen Sorby                     Norway               Executive Vice President and Chief Executive
(Hammaro, Sweden)                                             Officer of Telenor Norway

Berit Svendsen                           Norway               Executive Vice President of Telenor ASA and
(Oslo, Norway)                                                Chief Technology Officer of Telenor ASA

      (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

      (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.                    PURPOSE OF THE TRANSACTIONS

      The first sentence of the second paragraph of Item 4, as included in the original Statement on Schedule 13D, dated December 10, 1998, is hereby deleted and replaced with the following:

      The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpCom. In order to maximize the value of their investment in VimpelCom, the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom or its subsidiaries or affiliates, which could include, among other things:

      (i) the possible acquisition of additional securities of VimpelCom from time to time in the open market or in privately negotiated transactions or otherwise;

      (ii) the possible disposition or exchange of any securities of VimpelCom owned by them;

      (iii) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization, or restructuring) involving VimpelCom or any of its subsidiaries, including with other telecommunication companies which may be affiliated with the Reporting Persons;

      (iv) the possible acquisition by VimpelCom or its subsidiaries of assets or interests in one or more telecommunication companies, including other telecommunication companies which may be affiliated with the Reporting Persons, or the possible sale of assets or operations by VimpelCom or its subsidiaries; or

      (v) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom, the general business and future prospects of VimpelCom, tax considerations, or other factors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: October 6, 2004

                                              TELENOR EAST INVEST AS



                                              By  /s/ Fridtjof Rusten
                                                  -------------------
                                                  Name:  Fridtjof Rusten
                                                  Title:  Chairman of the Board


                                              TELENOR MOBILE HOLDING AS



                                              By  /s/ Jon Fredrik Baksaas
                                                  -----------------------
                                                  Name: Jon Fredrik Baksaas
                                                  Title: Chairman of the Board

                                              TELENOR ASA



                                              By  /s/ Jon Fredrik Baksaas
                                                  -----------------------
                                                  Name:  Jon Fredrik Baksaas
                                                  Title: President and Chief
                                                         Executive Officer